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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2004
COMMISSION FILE NUMBER:  0-27346

                                  TRIPLE P N.V.
                 (Translation of registrant's name into English)


                             IR. D.S. TUYNMANWEG 10,
                         4131 PN VIANEN, THE NETHERLANDS
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                            Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________
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     On March 4, 2004, Triple P N.V. (the "Company") issued a press release regarding its results of operations for the fourth quarter of 2003 and the twelve months ended December 31, 2003. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

EXHIBITS

99.1 Press Release issued on March 4, 2004
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                          TRIPLE P N.V.



                                          By: /s/ Huub Crijns
                                              --------------------------
                                          Name:  Huub Crijns
                                          Title: Chief Executive Officer



                                          By:  /s/ Peter van den Oord
                                              --------------------------
                                          Name:  Peter van den Oord
                                          Title: Chief Financial Officer



                                          By:  /s/ Peter Blokhuis
                                              --------------------------
                                          Name:  Peter Blokhuis
                                          Title: Concern Controller





Date:  March 4, 2004